UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2026

Commission File Number: 001-42735

MaxsMaking Inc.

(Exact name of registrant as specified in its charter)

Room 903, Building 2, Kangjian Business Plaza No. 1288 Zhennan Road

Putuo District, Shanghai, China, 200331

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Receipt of Nasdaq Delisting Determination Notice

On July 17, 2026, MaxsMaking Inc. (the “Company”) received a Staff Delisting Determination (the “Staff Determination”) from the Listing Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”), stating that Nasdaq has determined to delist the Company’s securities.

Following a temporary trading suspension in the Company’s securities by the U.S. Securities and Exchange Commission (the “SEC”) on November 17, 2025, Nasdaq halted trading in the Company’s securities on December 2, 2025, and has now determined to delist the Company’s securities pursuant to its discretionary authority contained in Nasdaq Listing Rule IM-5101-4.

Nasdaq Listing Rule IM-5101-4 allows Nasdaq “to exercise discretion to delist a company from Nasdaq based on the potential for one or more third parties to engage in misconduct impacting a company’s securities where the SEC has implemented a temporary trading suspension.” Nasdaq believes that the ability for third parties to manipulate a security’s price indicates that the security does not have sufficient liquidity to promote fair and orderly markets and, therefore, delisting is consistent with the protection of investors and the public interest, and that it is appropriate to use its authority under IM-5101-4 to delist the Company’s securities from Nasdaq based on those factors that make the Company’s securities susceptible to manipulation.

The Company intends to request a hearing before an independent Hearings Panel pursuant to Nasdaq Listing Rule 5815. The hearing request will result in an automatic stay of any delisting or suspension action, pending the Hearings Panel decision; notwithstanding, the Company’s securities will remain in the trading halt pending the Hearings Panel’s decision.

The Company issued a press release on July 23, 2026, announcing the receipt of the Staff Determination from Nasdaq. A copy of this press release is attached hereto as Exhibit 99.1 and is incorporated by reference herein. The Company furnishes this report on Form 6-K to satisfy its obligation under Listing Rule 5810(b) to make public disclosure of the Staff Determination within four business days thereof.

Exhibits

The following exhibits are being filed herewith:

Exhibit No.	Description
99.1	Press Release dated July 23, 2026, issued by the Company

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MaxsMaking Inc.

By:	/s/ Xiaozhong Lin
Xiaozhong Lin Chief Executive Officer

Dated: July 23, 2026

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